August 2008 Preliminary Terms No. 743 Registration Statement No. 333-131266 Dated August 4, 2008 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Annual Observation CMS Curve-Linked Notes due August 26, 2011

As further described below, if, on any of three annual observation dates, the difference between the 10-Year Constant Maturity Swap Rate (“10CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”), which we refer to as the “reference index,” is greater than or equal to the applicable reference index strike for that observation date, you will receive a 9% to 11% interest payment ($90 to $110 per note) for that year.  The actual interest payment will be determined on the pricing date.  The notes provide the opportunity to receive an above market interest payment for any annual interest payment period if the reference index is at or above the applicable reference index strike on the related annual observation date.  However, the notes will not accrue any interest for any year in which the reference index on the applicable observation date is below the applicable reference index strike. The notes are 100% principal protected and will pay $1,000 per note at maturity regardless of the performance of the reference index during the term of the notes

SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: Aa3 (downgrade review) / S&P: A+ (negative outlook)*
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	August , 2008
Original issue date:	August 26, 2008 ( business days after the pricing date)
Maturity date:	August 26, 2011
Principal protection:	100%
Payment at maturity:	$1,000 per note
Reference index:	10-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions” on page 2.
Interest:	If on any observation date the reference index is:

•
greater than or equal to the applicable reference index strike:   9.00% to 11.00% per annum ($90 to $110 per note) for that interest payment period.  The actual interest payment will be determined on the pricing date.

• less than the applicable reference index strike: 0% per annum ($0 per note) for that interest payment period
Observation dates:	August 24, 2009, August 24, 2010 and August 24, 2011
Reference index strike:	August 24, 2009: 1.00% August 24, 2010: 0.80% August 24, 2011: 0.60%
Interest payment period:	Annual
Interest payment dates:	Each of August 26, 2009, August 26, 2010 and August 26, 2011; provided that if any such day is not a business day, any interest payment due will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Day-count convention:	30/360
Specified currency:	U.S. dollars
CUSIP:	61745EK26
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	2%	98%
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* On June 27, 2008, Moody’s Investor Services placed our long-term debt ratings on review for downgrade.  The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion.  Each rating should be evaluated independently of any other rating.

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0707001

Annual Observation CMS Curve-Linked Notes due August 26, 2011

Additional Provisions

10CMS

The 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

2CMS

The 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

CMS Rate Fallback Provisions

If 10CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Contact Information
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

August 2008	Page 2

Annual Observation CMS Curve-Linked Notes due August 26, 2011

Historical Information

The following graph sets forth the historical difference between 10CMS minus 2CMS, which we refer to as the reference index, for the period from January 1, 2003 to July 28, 2008.  The reference index on July 28, 2008 was approximately 1.20%.  The historical difference between 10CMS and 2CMS should not be taken as an indication of future performance.  If the reference index on any of the three observation dates is less than reference index strike for that observation date, you will not receive any interest payment for that year.  We cannot give you any assurance that the reference index on any observation date will be greater than or equal to than the applicable reference index strike and that you will therefore receive a 9% to 11% interest payment for that year, with the actual interest payment to be determined on the pricing date. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The dashed lines in the graph above represent the three reference index strikes (1.00, 0.80 and 0.60) that will be fixed for the three observation dates under the terms of the notes (August 24, 2009, August 24, 2010 and August 24, 2011).

August 2008	Page 3

Annual Observation CMS Curve-Linked Notes due August 26, 2011

Risk Factors

The notes involve risks not associated with an investment in ordinary debt securities. An investment in Annual Observation CMS Curve Linked notes such as the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 10CMS and 2CMS, and other events that are difficult to predict and beyond the Issuer’s control.  This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Yield Risk

▪
The amount of interest payable could be 0.0%.  If the reference index on any of the three observation dates is less than the reference index strike applicable to that observation date, you will not receive any interest payment on the notes for that year.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.  You may receive no interest payments on the notes during the term of the notes and receive only your principal amount at maturity.  Any interest payments on the notes and/or the return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
Any interest payments you may receive will not be greater than 9% to 11% per annum.  The interest payment that you will receive on the notes if the reference index on any observation date is greater than or equal to the reference index strike applicable to that observation date will be 9% to 11% per annum.  The actual interest payment will be determined on the pricing date.  This is the maximum interest rate you will receive on the notes on any interest payment date and you will not receive more than this rate even if the reference index on an observation date is significantly greater than the reference index strike for that observation date.

Market Risk

▪
The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 10CMS relative to 2CMS, (ii) volatility of 10CMS and 2CMS, (iii) changes in U.S. interest and swap rates, (iv) issuer credit quality and (v) time remaining to maturity.  Primarily, to the extent that the reference index remains less than or not sufficiently above the reference index strike for the nearest future observation date, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

August 2008	Page 4

Annual Observation CMS Curve-Linked Notes due August 26, 2011

Liquidity Risk

▪
Secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. Morgan Stanley Capital Services, Inc., the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Other

▪
The historical performance of 10CMS and 2CMS are not an indication of their future performance. Historical performance of 10CMS and 2CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 10CMS relative to 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

August 2008	Page 5

Annual Observation CMS Curve-Linked Notes due August 26, 2011

Supplemental Information Concerning Plan of Distribution
We expect to deliver the notes against payment therefor in New York, New York on August 26, 2008, which will be the                            scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on July 30, 2008, the comparable yield would be a rate of 5.8116% per annum, compounded annually; however, the comparable yield for the notes will be determined on the pricing date and may be different from the comparable yield set forth above.

The comparable yield and the “projected payment schedule” for the notes will be provided in the final pricing supplement.  You should read the discussion under “Description of Notes — United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments  that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

August 2008	Page 6